SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated November 4, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the three-month period of Fiscal Year 2022 (in ARS million)	09/30/2021	06/30/2021

Gain / Loss attributable to:
Company’s shareholders	(1,709)	18,828
Non-controlling interests	(92)	1,447

Equity Composition:
Capital stock	54,123	126
Comprehensive adjustment of capital stock	34,716	5,646
Additional paid-in capital	-	15,857
Legal Reserve	1,622	220
Futures Dividends Reserve	-	51,921
Reserve Resolution CNV 609/12	-	15,153
Special Reserve	10,727	247
Other Reserve	110	-
Changes in non controlling interest	(361)	(360)
Retained earnings	(24,013)	46,878
Other comprehensive income	558	395
Total attributable to the company's shareholders	77,482	136,083
Non-controlling interest	5,972	8,141
Total Shareholders’ Equity	83,454	144,224

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 54,123,001,970, divided into 541,230,019 common, registered, non-endorsable shares of ARS 100 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	432,545,580	79.92%
Minority Shareholders	108,684,439	20.08%

Through the ownership of ordinary shares, IRSA currently has voting control and has the power to direct or influence the direction of the Company's administration and policies. IRSA is an Argentine real estate company and its headquarters are at Carlos Della Paolera 261 9th floor, Autonomous City of Buenos Aires, Argentina.

Below are the highlights for the three-month period of Fiscal Year 2022 ended September 30, 2021:

●
Tenant sales in shopping malls fell 10.7% in real terms in the first quarter of the 2022 period compared to the same period in 2020, not affected by the pandemic. Portfolio occupancy stood at 90%. Office revenue fell 13.1%, and occupancy in A + and A buildings fell slightly to 79%. The rental adjusted EBITDA reached ARS 2,064 million during the quarter, 36% lower than that observed in the same period of 2020, not affected by the closure of operations.

●
The net result for the first quarter of fiscal year 2022 recorded a loss of ARS 1,801 million compared to a gain of ARS 20,275 million in the same quarter of the previous fiscal year, mainly explained by negative results due to changes in the fair value of investment properties.

●
During the quarter, the Company's Board of Directors approved a corporate reorganization process consisting of the merger by absorption between IRSA and the company, in which IRSA would absorb IRSA PC. The process is subject to the approval by the Shareholders' Meeting that will be carried out in the coming months.

●
As a subsequent event, we sold 3 floors of “261 Della Paolera” building with a surface area of 3,582 sqm for an approximate amount of USD 32 million.

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: November 4, 2021